

May 9, 2012

Via U.S. Mail
Mr. Greg Grosvenor
Chief Financial Officer
Pernix Group, Inc.
151 East 22nd Street
Lombard, IL 60148

> **Re: Pernix Group, Inc.**
> **Pre-effective Amendment 3 to Registration Statement on Form S-1**
> **Filed April 26, 2012**
> **File No. 333-174539**

Dear Mr. Grosvenor:

We reviewed the above-captioned filing and have the following comments.

Pernix Group, page 20

1. Notwithstanding your April 26, 2011 response to comment 1 in our November 28, 2011 letter that the sale of shares of common stock by Pernix Group, Inc. will be at the fixed price of $5.00 per share, we note the statement "any fixed public offering price…may be changed from time to time." Please revise. Also, given the statements in the response that you do not intend to rely on Rule 457(d), it is not clear why the fee table continues to indicate reliance on that subparagraph. Please advise us of the provision of Rule 457 that you are relying on for purposes of calculating the fee for the primary offering.

Description of securities to be registered, page 22

2. Please revise the fifth paragraph to delete the reference to the prior legal opinion and to make clear that the legal opinion of Freeborn & Peters LLP that is filed as exhibit 5.1 to the registration statement pertains to the shares of common stock offered for sale by the company and the selling stockholders under this registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief

cc: Via E-Mail
        Jeff Mattson, Esq.
        Freeborn & Peters LLP
        311 South Wacker Drive, Suite 3000
        Chicago, IL 60606